Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                January 14, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: First American Group Inc. (the "Company")
         Amendment No. 1 to Form S-1 filed January 14, 2011
         File No. 333-171091

Dear Mr. Spirgel:

     Submitted pursuant to the staff's comment letter dated January 6, 2011, please find on EDGAR copies of Amendment No. 1 to the referenced registrant's Form S-1 ("Amendment No. 1 to Form S-1") and a redlined Amendment No. 1 to Form S-1.

     Amendment No. 1 to Form S-1 was filed with the Commission via EDGAR on January 14, 2011.

     The staff's comments are reproduced in italics in this letter, and the Company's responses to the staff's comments follow each staff comment. Please note that, unless otherwise indicated, the page references below refer to the page numbers of the redlined Amendment No. 1 to the Form S-1.

     In response to the staff's comments in their January 6, 2011 comment letter, we respectfully submit the following information on behalf of our client:

GENERAL

1. WE NOTE THAT YOU ARE A DEVELOPMENT STAGE COMPANY WITH LIMITED ASSETS AND AN EXPECTATION FOR CONTINUING ONGOING LOSSES FROM OPERATIONS OVER THE NEAR TERM. PLEASE REVIEW RULE 419 OF REGULATION C AND EITHER REVISE YOUR DISCLOSURE THROUGHOUT THE REGISTRATION STATEMENT TO COMPLY WITH THE DISCLOSURE AND PROCEDURAL REQUIREMENTS OF RILE 419 OR PROVIDE US WITH AN EXPLANATION OF WHY RULE 419 DOES NOT APPLY.

The Company is not a "blank check company." Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), states, in relevant part, that:


     . . . the term "blank check company" shall mean a company that:

     * Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

     *    Is issuing "penny stock," as defined in Rule 3a51-1 under the
          Securities Exchange Act of 1934. . . .

     SEE ALSO Securities Actss.7(b)(3). By its terms, "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. - e.g. to develop and market software programs . . . ." Harold S.
Bloomenthal, SECURITIES LAW HANDBOOK vol. 1 457 (2001).

In several places of the Company's Form S-1, filed December 10, 2010, the Company states it's specific business plan. For example, on page 18, the Company states:

     We plan to develop software and infrastructure to enable customers to place free or subsidized calls via the Internet in exchange for watching or listening to advertising, from which we will earn revenues. We expect that calls to phone numbers where our cost is low (such as, the mainland USA or Canada) will be provided for free where the customer making the telephone call will watch or listen to advertising, from which we will earn revenues. Calls to countries where the cost of a call cannot be fully covered by advertising revenue, will be provided on a subsidized basis.

     Our product will consist of: (i) one or more telephony servers, (ii) a software phone which allow customers to place calls, view and/or listen to advertising, and (iii) a server to store customer information and to keep customer records, call, credits and payment history, and which server will also contains our web site, support center and customer account portal.

Further details of the Company's business plan continue through the beginning of page 23. The Company also discloses parts of its business plan in its Management's Discussion and Analysis of Financial Condition and Plan of Operation on page 14 of its Form S-1, filed December 10, 2010. Therefore, the Company has a business plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to develop and market an Internet telephony business based on software being developed by the Company and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419. The Company's factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. - e.g. to develop and market software programs . . . ."

PROSPECTUS COVER PAGE

2. CLEARLY HIGHLIGHT THROUGHOUT THE PROSPECTUS THAT, SINCE THERE IS NO MINIMUM AMOUNT OF SHARES THAT MUST BE SOLD BY THE COMPANY, YOU MAY RECEIVE NO PROCEEDS OR VERY MINIMAL PROCEEDS FROM THE OFFERING AND POTENTIAL INVESTORS MAY END UP HOLDING SHARES IN A COMPANY THAT:

          * HAS NOT RECEIVED ENOUGH PROCEEDS FROM THE OFFERING TO BEGIN OPERATIONS; AND
          *    HAS NO MARKET FOR ITS SHARES.

     The Company has complied with this comment. Please see page 1 (the prospectus cover page), page 5 (Risk Factors), page 14 (Management's Discussion and Analysis of Financial Condition and Plan of Operation), and Page 28 (Plan of Distribution) to Amendment No. 1 to the Form S-1.

3. PLEASE REVISE THE PROCEEDS TABLE ON THE PROSPECTUS COVER PAGE TO ALSO DISCLOSE THE AMOUNT OF PROCEEDS TO THE COMPANY IF 10% AND 50% OF THE SHARES BEING OFFERED ARE SOLD.

     The Company has complied with this comment. Please see page 1 (the prospectus cover page) to Amendment No. 1 to the Form S-1.

4.   PLEASE DISCLOSE A TIME PERIOD AFTER WHICH THE OFFERING WILL TERMINATE.

     The Company has complied with this comment. Please see page 1 (the prospectus cover page) to Amendment No. 1 to the Form S-1, where the text "for a period of 16 months from the effective date of this prospectus." has been added.

5. PLEASE PROMINENTLY DISCLOSE THAT THE COMPANY IS A SHELL COMPANY. ACCORDINGLY, THE SECURITIES SOLD IN THIS OFFERING CAN ONLY BE RESOLD THROUGH REGISTRATION UNDER THE SECURITIES ACT OF 1933, SECTION 4(1), IF AVAILABLE, FOR NON-AFFILIATES, OR BY MEETING THE CONDITIONS OF RULE 144(I). ALSO, REVISE YOUR DISCLOSURE THROUGHOUT YOUR PROSPECTUS, INCLUDING IN YOUR RISK FACTORS, TO ACCOUNT FOR THE IMPLICATIONS OF BEING DESIGNATED A SHELL COMPANY.

     The Company has complied with this comment, except that it has disclosed that shares can be resold through "a valid exemption from registration" because
Section 4(1) would be only one of a number of exemptions that may be available to a holder of the Company's shares. Please see page 1 (the prospectus cover page), page 9 (Risk Factors), page 11 (Market for our Common Stock), and page 29 (plan of Distribution), to Amendment No. 1 to the Form S-1.

PROSPECTUS SUMMARY, PAGE 3

6. DISCLOSE WHETHER THE COMPANY, THE COMPANY, THE COMPANY'S OFFICER AND DIRECTORS, ANY COMPANY PROMOTERS, OR THEIR AFFILIATES INTEND FOR THE COMPANY, ONCE IT IS REPORTING, TO BE USED AS A VEHICLE FOR A PRIVATE COMPANY TO BECOME A REPORTING COMPANY.

     The Company has complied with this comment. Please see page 3 to Amendment No. 1 to the Form S-1.

7. WE NOTE YOUR STATEMENT THAT YOU ANTICIPATE THAT YOUR OPERATION WILL BEGIN TO GENERATE REVENUE APPROXIMATELY 18 TO 24 MONTHS FOLLOWING THE DATE OF YOUR PROSPECTUS. PLEASE EXPAND THE DISCLOSURE HERE AND IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS TO CLARIFY WHETHER YOUR EXPECTATION IS BASED ON THE ASSUMPTION THAT YOU SELL 100% OF THE SECURITIES OFFER FOR SALE BY THE COMPANY. IN ADDITION, PLEASE DISCLOSE WHEN YOU ANTICIPATE THAT YOUR OPERATIONS WOULD BEGIN TO GENERATE REVENUES IF YOU SOLD LESS THAT A 100% OF THE SECURITIES OFFERED FOR SALE IN THIS OFFERING. CLARIFY WHAT LEVEL OF REVENUES YOU EXPECT AND WHETHER YOU EXPECT YOUR REVENUES WILL EXCEED OUR COSTS. DISCUSS THE VARIABLES THAT WILL IMPACT YOUR REVENUES, SUCH AS NUMBER OF CUSTOMERS, THE LIKELIHOOD THAT YOUR INITIAL CUSTOMERS WILL BE PAYING, THE AMOUNT AND TYPES OF ADVERTISING, AND THE TYPES OF ADVERTISING YOU EXPECT TO SECURE AT THE BEGINNING WITHOUT A CUSTOMER BASE. DISCUSS THE EXPECTED CAPACITY OF YOUR VOIP TELEPHONE SYSTEM AT YOUR VARIOUS DEVELOPMENT STAGES.

     The Company has complied with this comment. Please see page 3 and page 14 to Amendment No. 1 to the Form S-1.

8. WE NOTE THAT ON PAGE 9 YOU STATE THAT SHARES IN THIS OFFERING WILL BE SOLD ONLY TO FRIENDS, FAMILY AND ACQUAINTANCES, AND ALL OUTSTANDING SHARES OF THE COMPANY ARE CURRENTLY HELD BY YOUR FOUNDERS. THEREFORE, A PUBLIC MARKET FOR THE COMPANY'S SECURITIES DOES NOT APPEAR LIKELY. EXPAND TO DISCUSS IN GREATER DETAIL WHY THE COMPANY IS OFFERING ITS SHARES. WE NOTE THAT THE EXPENSES OF THE OFFERING ARE APPROXIMATELY 25% OF THE PROCEEDS.

     The Company has complied with this comment. Please see page 3 to Amendment No. 1 to the Form S-1.

RISK FACTORS, PAGE 5

9. OVERALL, WE NOTE THAT CERTAIN OF YOUR RISK FACTORS DO NOT APPEAR TO REFLECT YOU ARE A DEVELOPMENT STATE BUSINESS THAT HAD NOT YET COMMENCED OPERATIONS. FOR EXAMPLE, THE RISK FACTOR "WE CURRENTLY HAVE NO CUSTOMERS AND OUR

     SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP A CUSTOMER BASE" REFERS TO "REVENUES FROM EXISTING CUSTOMERS." IN ADDITION, THE RISK FACTOR "OUR POTENTIAL CUSTOMERS WILL REQUIRE A HIGH DEGREE OF RELIABILITY IN THE DELIVERY OF OUR SERVICES . . .REFERS TO A "NETWORK ACCESS AGREEMENT" WITH A SERVICE PROVIDE. PLEASE REVIEW AND REVISE YOUR RISK FACTOR DISCLOSURE TO ENSURE THAT IT REFLECTS RISKS THAT ARE SPECIFIC TO YOUR BUSINESS.

     The Company has complied with this comment. Please see page 6 (Material defects in errors . . . ."), page 7 ("We currently have no customers . . .), page 7 (the addition of a risk factor regarding competition), and page 9 (the addition of a risk factor regarding possible concentration of future revenues in few customers . . . ) to Amendment No. 1 to the Form S-1.

10. PLEASE PROVIDE RISK FACTOR DISCLOSURE REGARDING THE APPARENT LACK OF EXPERIENCE OF YOUR OFFICERS AND DIRECTORS IN RUNNING A PUBLIC COMPANY THAT IS REPORTING COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.

     The Company has complied with this comment. Please see page 10 to Amendment No. 1 to the Form S-1.

     WE HAVE YET TO EARN REVENUE AND OUR ABILITY TO SUSTAIN OUR OPERATIONS . . . PAGE 5

11. WE NOTE YOUR STATEMENT THAT IF YOU ARE SUCCESSFUL IN RAISING FUNDS FROM THIS OFFERING YOU PLAN TO COMMENCE ACTIVITIES TO RAISE THE FUNDS REQUIRED FOR YOUR DEVELOPMENT PROGRAM. HOWEVER, ON PAGE 15-16, YOU STATE THAT THE PROCEEDS FROM THIS OFFERING WILL BE USED FOR DEVELOPMENT OF YOUR BUSINESS OVER THE NEXT TWELVE MONTHS AND YOU DO NOT DISCLOSE THAT ADDITIONAL FUNDS ARE REQUIRED FOR YOUR DEVELOPMENT PROGRAM. PURSUANT TO ITEM 504, YOU ARE REQUIRED TO DISCLOSE THE MATERIAL AMOUNTS OF OTHER FUNDS NECESSARY TO ACCOMPLISH THE SPECIFIED PURPOSES FOR WITH THE PROCEEDS ARE TO BE OBTAINED, INCLUDING THE AMOUNTS AND SOURCES OF SUCH OTHER FUNDS, IN YOUR DISCUSSION OF THE USE OF PROCEEDS. TO THE EXTENT YOU NEED TO RAISE ADDITIONAL FUNDS FOR YOUR DEVELOPMENT PROGRAM, PLEASE DESCRIBE YOUR DEVELOPMENT PROGRAM AND HOW IT RELATES TO THE DEVELOPMENT OF YOUR BUSINESS OVER THE NEXT TWELVE MONTHS. IN ADDITION, DISCLOSE THE AMOUNT AND ANTICIPATED SOURCES OF SUCH FUNDS FOR YOUR DEVELOPMENT PROGRAM HERE AND IN THE "USE OF PROCEEDS: AND "DESCRIPTION OF BUSINESS" SECTIONS OF YOUR PROSPECTUS.

     The Company has complied with this comment. The Company confirms that it does not need to raise additional funds and has revised page 5 accordingly. Please also see pages 3 and 14 to Amendment No. 1 to the Form S-1.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 25

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

12. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY WHETHER YOUR OFFICERS, DIRECTORS, OR PROMOTERS HAVE BEEN INVOLVED IN ANY SUCH LEGAL PROCEEDINGS IN THE LAST TEN YEARS.

     The Company has complied with this comment. Please see page 26 to Amendment No. 1 to the Form S-1.

PLAN OF DISTRIBUTION, PAGE 28

13. YOU DISCLOSE IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH ON PAGE 28 THAT, "SALES BY THE COMPANY MUST BE MADE AT THE FIXED PRICE OF $0.10 UNTIL A MARKET DEVELOPS FOR THE STOCK." AS YOU ARE NOT ELIGIBLE TO CONDUCT AN AT-THE-MARKET OFFERING, PLEASE REVISE THIS DISCLOSURE TO CLARIFY THAT YOU ARE OFFERING THE SHARES AT A FIXED PRICE OF $0.10 FOR THE DURATION OF THE OFFERING.

     The Company has complied with this comment. Please see page 28 to Amendment No. 1 to the Form S-1.

UNDERTAKING, II-1

14. PLEASE PROVIDE THE UNDERTAKINGS IN ITEM 512(A)(6) OR EXPLAIN WHY SUCH UNDERTAKING ARE NOT REQUIRED.

     The Company has complied with this comment. Please see page II-3 to Amendment No. 1 to the Form S-1

     Please contact the undersigned if you have further comments or questions.

                                     Very truly yours,

                                     /s/ Thomas E. Puzzo
                                     ---------------------------------
                                     Thomas E. Puzzo

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